Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

DATE OF BOARD MEETING

The board of directors (the “Board”) of MINISO Group Holding Limited (the “Company”) announces that a meeting of the Board will be held on Tuesday, May 14, 2024, for the purpose of considering and approving, inter alias, the unaudited financial results of the Company for the three months ended March 31, 2024 and its publication.

The Company’s management will hold an earnings conference call at 5:00 A.M. Eastern Time on Tuesday, May 14, 2024 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link: https://zoom.us/j/97077291846? pwd=cUlpRG45UWxFaGg5eTlqdHBlaGxDUT09 Meeting Number: 970 7729 1846

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers by using the same meeting number and passcode with access 1.

United States:	+1 689 278 1000 (or +1 719 359 4580)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 17037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, April 30, 2024

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive directors.

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